FORM 6-K

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR March 30, 2006

                       DYNAMOTIVE ENERGY SYSTEMS CORPORATION
               (Exact name of Registrant as specified in its charter)

                           -----------------


                      Suite 230-1700 West 75th Avenue
                                Vancouver, BC
                                Canada V6P 6G2
                                (604) 267-6000
                     (Address of principal executive offices)

                           -----------------

           [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable














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                                    FORM 27

                MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                 OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.    Reporting Issuer
      ----------------

      DynaMotive Energy Systems Corporation
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      March 29, 2006

3.    Press Release
      -------------

      March 29, 2006

4.    Summary of Material Change
      --------------------------

Vancouver, BC, DynaMotive Energy Systems Corporation (OTCBB: DYMTF) disclosed today that it will commence operations in the U.S. Having successfully demonstrated its technology and applications in Canada, DynaMotive plans to target the billion tonne a year biomass market. DynaMotive is planning to establish strategic headquarters in Washington DC in the second quarter of 2006 where the U.S. operations will be conducted by DynaMotive Corp., a wholly owned subsidiary of DynaMotive.

"The US market is key to DynaMotive's growth strategy; we believe that we have a unique technology and business platform that will allow us to take a strong foothold in the market", said Andrew Kingston President & CEO of DynaMotive. "Our entry to this important market was predicated in having market ready technology and applications. Through our West Lorne Operations and the support of our strategic partners, we have reached this stage. This, along with very positive market conditions, has prompted the launch of our US strategy."

Mr. Kingston stated, "The market potential is staggering. The recently completed Oak Ridge National Laboratory report outlines a national strategy in which 1 billion dry tons of biomass could potentially displace 30 percent of the nation's petroleum consumption for transportation and industrial uses and put the US on the road to greater energy security."

Mr. Kingston further disclosed that the Company presented DynaMotive's technology platform in Washington in November of 2005 and more recently in March of 2006 with very positive reception. In addition, the Company has shortlisted two initial projects in the US and will be conducting detailed feasibility studies in the second and third quarters of 2006.

5.    Full Description of Material Change
      -----------------------------------

      Please see attached press release

6.    Reliance on Section 85(2) of the Act
      ------------------------------------

      N/A

7.    Omitted Information
      -------------------

      N/A

8.    Senior Officers
      ---------------

      The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

      Andrew Kingston
      President & CEO
      6876 Churchill Street
      Vancouver, BC V6P 5B3
      (604) 267-6013

9.    Statement of Senior Officer

      The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 29th day of March 2006.


            DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                (signed)    "Andrew Kingston"
                             ---------------
                             Andrew Kingston
                             President & CEO














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IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO
BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.


























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   DYNAMOTIVE ENERGY SYSTEMS CORPORATION News Release: March 29th, 2006

DynaMotive Enters US Market: Targets Billion Tonne a year Biomass Opportunity

Vancouver, BC, DynaMotive Energy Systems Corporation (OTCBB: DYMTF) disclosed today that it will commence operations in the U.S. Having successfully demonstrated its technology and applications in Canada, DynaMotive plans to target the billion tonne a year biomass market. DynaMotive is planning to establish strategic headquarters in Washington DC in the second quarter of 2006 where the U.S. operations will be conducted by DynaMotive Corp., a wholly owned subsidiary of DynaMotive.

"The US market is key to DynaMotive's growth strategy; we believe that we have a unique technology and business platform that will allow us to take a strong foothold in the market", said Andrew Kingston President & CEO of DynaMotive. "Our entry to this important market was predicated in having market ready technology and applications. Through our West Lorne Operations and the support of our strategic partners, we have reached this stage. This, along with very positive market conditions, has prompted the launch of our US strategy."

Mr. Kingston stated, "The market potential is staggering. The recently completed Oak Ridge National Laboratory report outlines a national strategy in which 1 billion dry tons of biomass could potentially displace 30 percent of the nation's petroleum consumption for transportation and industrial uses and put the US on the road to greater energy security."

Mr. Kingston further disclosed that the Company presented DynaMotive?s technology platform in Washington in November of 2005 and more recently in March of 2006 with very positive reception. In addition, the Company has shortlisted two initial projects in the US and will be conducting detailed feasibility studies in the second and third quarters of 2006.

About DynaMotive:

DynaMotive's BioOil is produced using patented technology that converts forest and agricultural wastes such as bark, sawdust and sugar cane bagasse into a liquid fuel. Unlike fossil fuels, BioOil is renewable, clean burning, low in emissions and is greenhouse gas neutral. As a clean fuel for power generation in gas turbines, diesel engines and boilers, BioOil presents significant market opportunities. The Company and its partners are also engaged in research and development on a range of derivative products that will further enhance the market and value for BioOil as an alternative fuel and product source.


For more information on DynaMotive, please call:
Corporate Communications:
Tel: (604) 267-6000
Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email: info@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission

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